Law Offices of Kristin M. Cano
19800 MacArthur Boulevard., Suite 1000
Irvine, California 92612
Telephone (949) 759-1505
Telefax (949) 640-9535
cano@securities-law.com

November 14, 2018	Via Edgar & Email

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Scott Anderegg, Attorney Advisor Mara L. Ransom, Assistant Director

Re:	American Diversified LLC Offering Statement on Form 1-A Filed October 9, 2018 File No. 024-10904

Dear Mr. Anderegg:

This letter is submitted on behalf of our client, American Diversified Energy, LLC (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated November 6, 2018 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-10904) filed with the Commission on October 9, 2018 (the “Offering Statement”). For your convenience, we have reproduced the comments below, followed by our responses. The Company has provided the additional disclosures requested by the Staff in the Company’s Pre-Qualification Amendment No. 1 to the Offering Statement, filed on November 14, 2018 (“Amendment No. 1”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. If the Staff would like marked copies of Amendment No. 1 to the Offering Statement as filed with the Commission on the date hereof (“Amendment No. 1”) marked against the Offering Statement, please so advise and we would be happy to provide them.

Summary of the Offering

The Power Purchase Agreement with The Crescent City Harbor District, page 5

Comment No. 1     Reference is made to your discussion of anticipated income, revenues and return on investment here and on pages 57, 68, 73 and 92. It appears your disclosures of anticipated income are anticipated revenues. If so, please revise to disclose such amounts as anticipated revenues or explain why you believe such revision should not be made. In addition, revise to state whether the return on investment is an annual or 25-year calculation. Finally, please tell us your consideration of calculating return on investment using anticipated project net income rather than anticipated revenues as the numerator.

Response to Comment No. 1

The Offering Circular at pages 57, 68, 73, and 92 has been amended to reflect and clarify that this anticipated revenue based on the terms of the executed Power Purchase Agreement (“Crescent PPA”). The disclosures in the Offering Circular is net of the nominal maintenance and reflects anticipated net income. The Offering Circular has been amended to clarify that the return on investment is a 25-year calculation.

Comment No. 2     We note here and in other portions of your offering circular you make certain financial and operational performance projections for your company over the next twenty-five years. Please provide your basis for these financial and operational projections. Ensure that your disclosures are consistent, such as the information you present on pages 57 and 73-74. See Instructions to Part II of Form 1-A.

Response to Comment No. 2

The basis for the financial and operational performance projections are the terms of the Crescent PPA, as well as, accepted industry reliability and performance of the solar equipment. In our Response to Comment No. 1, we have verified the consistency of the disclosures.

Dilution, page 34

Comment No. 3     Reference is made to the table on page 34. Please tell us how you calculated the effective cash price per unit at issuance for total units pre-offering. In addition, your disclosure of total proceeds after inclusion of Series A in the offering totaling $51,207 appears to be a typo. Please revise or advise.

Response to Comment No. 3

The effective cash price per unit at issuance for total units pre-offering was calculated using the following formula: the Aggregate Note Amount was converted into Units of Limited Liability Interest equal to the quotient of the Aggregate Note Amount divided by the applicable percentage discount of the price per Unit of the Company’s Class A Units offered in this Regulation A, Tier Offering at $10 per Unit. This conversion price represents a percentage discount over the Regulation A Offering in the Offering Statement.

The $51,207 was a typo and has been corrected in the Offering Circular to read $51,207,000.

Comment No. 4     Reference is made to your discussion of the issuance of Class E Units on page 38. Please revise to state that the Class E Units were issued in exchange for a capital contribution of $50,000 rather than $50,000,000.

Response to Comment No. 4

The $50,000,000 was a typo and has been corrected to $50,000.

Comment No. 5     Reference is made to the first table on page 38. It appears the number of units issued and outstanding before this offering at 7/31/18 should be 25,127,875 rather than 30,127,875. Please revise or advise.

Response to Comment No. 5

The number of Units issued and outstanding at 7/31/18 is 25,127,875 and when the total 5,000,000 Units involved in this offering were added to the 7/31/18 issued and outstanding for calculation of dilution, the number is 30,127,875 at 7/31/18. The Table was augmented to make the line items clearer to reflect this distinction.

Comment No. 6     Please revise this section to reflect the number of Series A Units underlying Convertible Notes that are expected to be issued upon qualification of this offering.

Response to Comment No. 6

At all times, the Table reflected the number of Series A Units underlying the Convertible Notes that are expected to be issued upon qualification of this offering. The third paragraph under the heading “Dilution” was supplemented to call attention to the fact that the Convertible Notes were presented on an, as converted basis.

Plan of Distribution, page 39

Comment No. 7     Your disclosure is not clear as to whether you will engage a dealer-manager registered with FINRA in connection with this offering prior to qualification. For example, you have already deducted fees from your use of proceeds in connection with such engagement, however, you have not identified your dealer-manager and you describe the "anticipated" terms of engagement, not the definitive terms of engagement. If you intend to engage a dealer-manager prior to qualification of this offering circular, please revise to state as much, identify your dealer-manager and describe the terms of engagement. Refer to Item 5(c) of Form 1-A.

Response to Comment No. 7

The Issuer does not anticipate retaining a Dealer-Manager but wants to reserve the right to retain such Dealer-Manager and accordingly provided for Dealer-Manager commissions in the Use of Proceeds. In such event, the Issuer will file a post-Qualification amendment to identify such Dealer-Manager, and describe the terms of any agreement. Such agreements will be appropriately added as exhibits and the Commission and FINRA will be appropriately consulted.

Comment No. 8     Alternatively, if you intend to utilize your Manager and its employees to make offers at the time of qualification of this offering circular, please state as much and identify the platform your Manager intends to utilize. Please also tell us the role your Manager and its employees will play and how your Manager and its employees are able to rely upon the exemption found in Exchange Act Rule 3a4-1. You must also describe the services you expect the platform to provide in your offering. If you intend to reserve the right to engage a dealer-manager after qualification of this offering circular, please confirm that you will file a post-qualification amendment disclosing the change to your plan of distribution; your current disclosure stating that you will "update this Offering Circular by amending the Offering Statement of which it is a part" is unclear.

Response to Comment No. 8

The Company has retained Transfer.ly to perform services as a platform. Transfer.ly will provide the platform website through which potential investors may subscribe to the offering. The platform website is a site that hosts the Offering materials of our Company which will allow investors to review such information. The platform website will also redirect interested investors, via an “Invest Now” button, to a site maintained by Issuer Direct Corporation, where investors can receive, review, execute and deliver subscription agreements electronically.

If an investor decides to subscribe for the Class A Units in this offering, they will be instructed as follows: Go to https://www.transfer.ly/invest/americandiversifiedenergy, click on the “Invest Now” button and follow the procedures as described.

The investor will electronically receive the Offering Circular and Subscription Agreement and be able to, review, execute and deliver to us a subscription agreement, and deliver funds directly by wire or electronic funds transfer via ACH to the specified bank account maintained by Issuer Direct.

With respect to the role the Company’s Manager and its employees will play in the selling process, they will confine their activities to those described in Rule 3a4-1 (a)(4) (ii) and (iii). The Manager contemplates responding to inquiries generated by the Company’s presence on Transfer.ly platform and directing potential investors to the Offering Circular and Subscription materials and procedures of Transfer.ly and Issuer Direct.

Use of Proceeds, page 42

Comment No. 9     Please explain why no proceeds are allocated to the license permit fee in the maximum offering scenario. Based on disclosure from page 4, we note an additional$250,000 payment would be required to complete the second 1/2 M Watt installation and another $250,000 would be required to pursue Phase 3 of the Harbor District project.

Response to Comment No. 9

The Use of Proceeds Table has been amended to reflect the License Permit Fee for both Phase 1 and Phase 2 under the Maximum Offering Amount. Footnote (3) has been augmented to clarify the License Permit Fee as to Phases 1 and 2 as well as any expansion at the Harbor District to 1.5 megawatts. Further the percentage have been corrected.

Comment No. 10.     The net proceeds from the maximum offering amount disclosed in the table does not agree to the net proceeds disclosed on the cover page and page 38. Please revise for consistency or advise why these amounts are different.

Response to Comment No. 10

The Cover Page and Page 38 have been revised for consistency.

Comment No. 11     Please revise to briefly describe and state the cost of assets to be acquired in the maximum offering scenario. Refer to Instruction 7 of Item 6 of Form 1-A.

Response to Comment No. 11

The Use of Proceeds Table has been amended to add Footnote (4) to briefly describe and state the cost of assets to be acquired.

Comment No. 12     Please revise your discussion of how you intend to allocate your use of proceeds to reflect repayment of the loans made by Mr. Macedo to you, as the terms of those notes appear to contemplate repayment if you achieve the minimum amount of offering proceeds. Refer to Instruction 2 to Item 6 of Form 1-A.

Response to Comment No. 12

The Use of Proceeds Table has been amended to add Footnote (5) to discuss how the repayment of the loans of Mr. Macedo and a line item, reflecting the amount of the loans through July 31, 2018, has been added to the Use of Proceeds Table. The Notes do not contemplate repayment until the Company has raised $3,000,000 which is in excess of the $2,000,000 Minimum Offering Amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation, page 76

Comment No. 13     Please tell us your consideration of disclosing the total cost and cost of each phase of the Crescent City Harbor project. In addition, reference is made to your disclosure on page 77 that $2 million has been identified for the design and development of the Harbor District Solar Property. Please disclose more detail regarding what development can be completed with the $2 million.

Response to Comment No. 13

The Results of Operations has been amended to disclose more detail regarding the development that can be completed with the Minimum Offering Amount of $2,000,000.

Comment No. 14     Please revise to state whether the proceeds from the minimum and maximum amounts of the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Form 1-A.

Response to Comment No. 14

The Minimum Proceeds provide for an initial working capital of $250,000 to commence operations of the Phase 1, 1/2 Megawatt solar facility. The working capital and the income generated after the start of operations will provide adequate funds. Accordingly, it will not be necessary to raise additional funds in the next six months to implement the Plan of Operation. At the Maximum Amount, we do not anticipate that it will be necessary to raise any additional funds.

Compensation of Directors and Executive Officers, page 79

Comment No. 15     We note your chart that details how the Manager or its Affiliates will be paid. Please confirm to us that no officer or director of you or your Manager received ..

Response to Comment No. 15

No Officer, Director, Manager or Affiliate has received any compensation pursuant to any of the categories in the Table. The Offering Circular has been amended to reflect that Julio Macedo and Neil Zoller have received compensation in connection with their efforts expended toward organization and preliminary development of the Company’s projects, for the last two fiscal periods. For the interim period ending July 31, 2018, and the period ending October 31, 2017, such compensation has been included in the Financial Statements in this Offering Circular.

Security Ownership of Management and Certain Security Holders, page 79

Comment No. 16     Please provide a chart or a description of security ownership in accordance with Item 12 of Form 1-A, including a discussion of the ownership interest applicable if the Series E units are converted into Series A units, which your Operating Agreement seems to contemplate.

Response to Comment No. 16

The Offering Circular has been amended to reflect the beneficial conversion of the Class E Units and the securities ownership of Management and is presented in chart form with a footnote.

Audited Statements of Cash Flows, page F-7

Comment No. 17     Please tell us how you calculated the year ended October 31, 2017 debt discount amortization and issuance of convertible notes line items and explain why such amounts are correct as presented.

Response to Comment No. 17

The debt discount amortization for the year end October 31, 2017, was computed using T Value loan amortization software to amortize the discount to zero over the discount period affecting each note as it was individually situated.

Comment No. 18     It appears that you have presented the $50,000 contributed for the purchase of 25,000,000 Class E Units as operating cash flow in the year ended October 31, 2016 line item titled stock-based compensation. If so, please explain why such classification is appropriate referencing authoritative literature that supports your classification. Explain your consideration of presenting this purchase as a financing cash flow.

Response to Comment No. 18

The Cash Flow Statement for the year ended October 31, 2016 inadvertently and erroneously included an early draft rather than the actual finalized Cash Flow Statement for that period. In that erroneous draft, the $50,000 shown as stock-based compensation, as a component of operating activities, was, ask you indicate incorrect and should have been reflected as proceeds from the issuance of Class E Units under financing activities. The Financial Statements have been amended to reflect the changes required to correct this error.

The Balance Sheet as of October 31, 2016 failed to reflect $18,750 of beneficial conversion rights as additional paid-in capital. Accordingly, the Balance Sheet and Statement of Member’s Equity (Deficit) have been amended to reflect the changes required to correct this error, as well as matters relating to the amortization of beneficial conversion rights and notes.

Note 2 - Summary of Significant Accounting Policies Going Concern and Management's Plan, page F-8

Comment No. 19     We refer you to your disclosure on page 76 wherein you disclose "[w]ith either the proceeds from a bank loan or proceeds from the offering, we anticipate starting construction on the Harbor District Solar Property in the first quarter of FYE 2019." Please explain whether your plans to mitigate your going concern might involve debt financing and if so, please revise your disclosure.

Response to Comment No. 19

Proceeds of bank loans or other participating investors will, in fact, mitigate our “going concern” issues, if and when, their realization actually materializes; however, at present, they are no more than a simple possibility. However, Footnote 2 – Going Concern and Management’s Plans”, has been amended to clarify this.

Recent Accounting Pronouncements, page F-11

Comment No. 20     If you are electing the extension of time accommodation at Part F/S(a)(3) of Form 1-A, please disclose this election and apply the election to all standards.

Responses to Comment No. 20

The Company has made the election of the extension of time accommodation contained in Part F/S(a)(3) of Form 1-A.

Note 4 - Related-Party Transactions, page F-12

Comment No. 21     Reference is made to your disclosure that $96,000 was advanced by you for the Option Agreement. Please tell us how this amount is presented in the financial statements.

Response to Comment No. 21

Through October 31, 2017, the Company had invested $62,429 in connection with the Option Agreement, and subsequent thereto, additional investments have been made, the aggregate of the total investment approximates $96,000. Footnote 4 - Related Parties has been amended to clarify this.

Note 9 - Subsequent Events

Additional Convertible Notes Payable, page F-18

Comment No. 22     Please revise your disclosure to include the $50,000 convertible note issued on October 1, 2018, referenced in your disclosure on page 38.

Response to Comment No. 22

Note 9 to the Financial Statements has been revised to include disclosure of the $50,000 convertible note issued on October 1, 2018.

Phases of the Crescent City Harbor Project, page F-23

Comment No. 23     We note your disclosure that the Company will build a 1.5 megawatt solar system at the Crescent City Harbor. We note disclosure elsewhere in the filing that refers to the Crescent City Harbor Project as a 1 megawatt project. Please explain or revise for consistency. Please also revise throughout to reconcile the 1.5 megawatt build to the 1 megawatt Crescent PPA and disclose whether the Harbor District has agreed to license space for the entire 1.5 megawatt build.

Response to Comment No. 23

The Company, after further due diligence has determined that it will finance, build and maintain the original 1 megawatt project as provided in the Crescent PPA and has concluded the project could be expanded to a 1.5-megawatt solar system at the Crescent City Harbor. The project consists, if expanded to 1.5 megawatts, will be in four phases. The four phases and includes construction of rooftop solar panels on several harbor buildings as well as covered carports and new storage facilities with solar panels on them. Phases One and Two encompass the original 1 megawatt project and Phases Three and Four, the potential expansion to 1.5 megawatts. If the project is expanded to 1.5 megawatts, the Company anticipates that the Crescent PPA will be amended and the included real property license will be amended. The Company has explored such expansion with the Harbor District and there has been informal agreements concerning such expansion.

The Footnote has been amended to clarify difference between the existing 1 megawatt Crescent PPA and the expectation of it expanding to 1.5 megawatts

.

Comment No. 24     We note you are required to pay the Harbor District an annual license fee of $20,000 per megawatt per year for twenty-five years for a total of $500,000. If the Crescent City Harbor Project is truly a 1.5 megawatt project, please explain to us why the fee is not $750,000. Additionally, please explain your consideration of disclosing the license fee associated with each of the four phases of the project.

Response to Comment No. 24

If the project is expanded to 1.5 megawatts, the Company anticipates that the Crescent PPA will be amended and the included real property license will be amended. The Company has explored such expansion with the Harbor District and there has been informal agreements concerning such expansion. If the Crescent PPA is amended to cover a 1.5 megawatt project, the Company has tentatively agreed to pay a total fee of $750,000. There is currently no contractual obligation above $500,000 for the 1 megawatt project.

Comment No. 25     Please explain why the kilowatts generated for phases one through four are not consistent with your disclosure beginning on page 69. For instance, here you disclose phase one will generate 597.8 kilowatts however, page 69 indicates phase one will generate 387 kilowatts. Please address and revise each phase as necessary. Additionally, we noted inconsistencies with regards to the number of kilowatts at specific phases of the project on pages 42 and 58. Please ensure consistency throughout your document.

Response to Comment No. 25

Our disclosures on page 68 have been amended and clarified and are consistent with the disclosures on pages 42 and 58. In that, page 42 refers to the completion of a half megawatt project, which correlates to minimum Use of Proceeds and page 58 correlates to the complete one megawatt construction. As such, all pages are consistent.

Exhibits

Comment No. 26     We note that your Escrow Agreement does not contain the same terms of the offering that you describe in the offering circular. For example, it reflects a minimum offering amount of $3,500,000. Please revise or advise.

Response to Comment No. 26

The Company has entered into a new agreement with Issuer Direct, which includes the services of the platform, Transfer.ly. The Minimum offering amount of $2,000,000 is accurately reflected in the new agreement, which has been filed as a replacement Exhibit No. 8.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate your time and attention and the Staff’s timely response.

Very truly yours, /s/ Kristin M. Cano Kristin M. Cano

cc: via email

Julio Macedo

Neil Zoller

Michael McKennon